UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

Youngevity International, Inc.
(Name of Issuer)

 Common Stock
(Title of Class of Securities)

987537206
 (CUSIP Number)

February 14, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐
Rule 13d-1(b)

X
Rule 13d-1(c)

☐
Rule 13d-1(d)

CUSIP No. 987537206

1		NAME OF REPORTING PERSONS Daniel J. Mangless
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSONWITH	5	SOLE VOTING POWER 176,000
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 176,000
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .53%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 987537206

Item 1(a).
Name of Issuer:

Youngevity International, Inc.

Item 1(b).
Address of Issuer’s Principal Executive Offices:

2400 Boswell Road, Chula Vista, CA 91914

Item 2(a).
Name of Persons Filing:

Daniel J. Mangless

Item 2(b).
Address of Principal Business Office or, if none, Residence:

2146 Swanstone Circle

De Pere, Wisconsin 54115

Item 2(c).
Citizenship:

United States of America

Item 2(d).
Title of Class of Securities:

Common Stock, Par Value $.001

Item 2(e).
CUSIP Number:

987537107

Item 3.
If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Item 4.
Ownership:

(a)
Amount Beneficially Owned:  176,000

(b)
Percent of Class:   .53%

(c)
Number of shares as to which such person has:

(i)
sole power to vote or to direct the vote:  176,000
(ii)
shared power to vote or to direct the vote:  0
(iii)
sole power to dispose or to direct the disposition of: : 176,000
(iv)
shared power to dispose or to direct the disposition of: 0

CUSIP No. 987537206

Item 5.
Ownership of Five Percent or Less of a Class:

Yes.

Item 6.
Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.
Identification and Classification of Members of the Group:

Not Applicable

Item 9.
Notice of Dissolution of Group:

Not Applicable

Item 10.
Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. 987537206

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2021

Daniel J. Mangless By: /s/Daniel J. Mangless Daniel J. Mangless Individual